Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended September 30, 2013	Fiscal Year Ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$90,609	$124,209	$139,798	$136,400	$122,074	$39,455
Add (deduct):
Fixed charges	50,400	69,246	71,045	56,955	30,145	37,462
Amortization of interest, net of capitalized interest	(17)	(343)	(451)	(66)	(136)	(674)
Other	231	374	64	66	(362)	234

Earnings available for fixed charges (a)	$141,223	$193,486	$210,455	$193,355	$151,719	$76,477

Fixed charges:
Interest expense	$37,606	$51,609	$53,023	$45,691	$18,430	$27,614
Capitalized interest and tax interest	26	568	748	237	291	757
One third of rental expense (1)	12,768	17,069	17,274	11,027	11,422	9,091

Total fixed charges (b)	$50,400	$69,246	$71,045	$56,955	$30,143	$37,462

Ratio of earnings to fixed charges (a/b)	2.80	2.79	2.96	3.39	5.03	2.04

(1)	Considered to be representative of interest factor in rent expense.